UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

February 2012

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

4Q11 Results

1

4Q11 Results

Operating excellence allowed records pulp production and sales in 2011.

Key Indicators				4Q11 vs.	4Q11 vs.			2011 vs.
	4Q11	3Q11	4Q10	3Q11	4Q10	2011	2010	2010
Pulp Production ('000 t)	1,299	1,296	1,330	0%	-2%	5,184	5,054	3%
Pulp Sales ('000 t)	1,408	1,244	1,254	13%	12%	5,141	4,909	5%
Paper Production ('000 t)	-	33	26	-	-	93	115	-19%
Paper Sales ('000 t)	-	34	30	-	-	100	120	-17%

Net Revenues (R$ million)	1,399	1,449	1,564	-4%	-11%	5,854	6,283	-7%
Pro-forma EBITDA (R$ million) (1) (2)	390	476	606	-18%	-36%	1,964	2,526	-22%
EBITDA margin (%)	28%	33%	39%	-5 p.p.	-11 p.p.	34%	40%	-6 p.p.
Net Financial Result (R$ million) (3)	(142)	(2,015)	35	-	-	(1,869)	(364)	-
Net Income (Loss) (R$ million)	(358)	(1,114)	162	-	-	(868)	603	-
Earnings (Loss) per Share	(0.8)	(2.4)	0.3	-	-	(1.9)	1.3	-
Cash Earnings (Loss) per Share	0.9	0.9	1.3	-	-35%	4.0	5.7	-30%

Gross Debt (R$ million)	11,324	11,314	12,022	0%	-6%	11,324	12,022	-6%
Cash Position (R$ million) (4)	1,846	1,772	2,205	4%	-16%	1,846	2,205	-16%
Net Debt (R$ million)	9,478	9,542	9,817	-1%	-3%	9,478	9,817	-3%
Adjusted EBITDA (R$ million) (2)	390	476	665	-18%	-41%	1,981	2,749	-28%
Net Debt/EBITDA LTM (x) (5)	4.8	4.2	3.6	0.6	1.2	4.8	3.6	1.2

(1) Excludes Conpacel and KSR results for the 4Q10 and accumulated fiscal years under analysis.

(2) Adjusted by non-recurring and non-cash items.

(3) Includes results from financial investments, monetary and exchange variation, mark-to-market of hedging and interest.

(4) Includes the hedge fair value.

(5) The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results until 1Q11.

Highlights of the Quarter

•	Renegotiation of debt covenants concluded without incurring a waiver fee. More information on page 13.
•	Net debt of R$9,478 million, down 1% or R$64 million and 3% or R$339 million quarter-on-quarter and year-on-year, respectively.
•	Debt profile: short term debt at 10%, with a cash balance at 1.6x of the short term debt. An average debt maturity of 73 months.
•	Pulp production of 1.3 million tons in 4Q11 and 5.2 million t in the year, despite the absence of Conpacel’s production of 170 thousand t annually. Record annual production at the Aracruz, Três Lagoas and Jacareí Units.
•	Cash cost of pulp production of R$443/t in 4Q11, down 8% or R$38/t over 3Q11 and up 4% over 4Q10, below inflation for the period (6.5%).
•	Pulp sales of 1.4 million t, up 13% and 12% quarter-on-quarter and year-on-year, respectively. 2011 saw record sales since Fibria’s creation, totaling 5.1 million t or 99% of production.
•	EBITDA of R$390 million, down 18% and 36% quarter-on-quarter and year-on-year, respectively, mainly due to the effect of the reduction in the pulp price.
•	Loss of R$358 million, compared to loss of R$1,114 million in 3Q11 and profit of R$162 million in 4Q10.
•	Capital budget approved for the 2012 fiscal year of R$1 billion.
•	Fibria was included for the third consecutive year on the BM&FBovespa’s Corporate Sustainability Index – ISE.

Subsequent Events

•	Guilherme Cavalcanti was named Chief Financial and Investor Relations Officer.

Information as of 2/1/2012:

Market Value

R$6.7 billion

US$3.8 billion

Quotes

FIBR3: R$14.34

FBR: US$8.19

Outstanding shares:

467,934,646 ONs

Conference Call

Date: February 02, 2012

8:00 A.M. (US-EST) Portuguese

9:00 A.M. (US-EST) English

+1 (412) 317-6776

Código: Fibria

Webcast: www.fibria.com.br/ir

IR Team:

Guilherme Cavalcanti

CFO and IRO

André Gonçalves

IR General Manager

Fernanda Naveiro Vaz

Roberto Costa

Julie Hiraga

+55 (11) 2138-4565

ir@fibria.com.br

The operating and financial information of Fibria Celulose S.A. for the fourth quarter of 2011 (4Q11) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), audited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

2

 4Q11 Results

Content

Executive Summary	04

Pulp Market	05

Production and Sales – Pulp and Paper	06

Results Analysis	07

Financial Result	09

Net Income	10

Debt	11

CAPEX	13

Capital Market	14

Subsequent Events	15

Appendix I	16

Appendix II	17

Appendix III	18

Appendix IV	19

Appendix V	20

3

4Q11 Results

Executive Summary(1)

2011 was marked by operating excellence and record production and sales since Fibria’s creation in 2009. It was also characterized by high volatility in global markets originating with the European crisis which reflected in commodity demand and prices. As a result of the worsening crisis in the euro zone, pulp list price decreased to a level close to the production cash cost of marginal producers. This moment was followed by a strong demand in the last two months of 2011, when price stabilized. By the end of December world producers’ inventories fell, reaching a level very close to the lower limit of the normal 10-year range of 30 days. Net revenue fell 4% due to the absence of the Piracicaba Unit results in 4Q11. Despite the 8% decline in pulp price in the quarter, the strong sales performance (+13%) drove net pulp revenue up 4% over 3Q11.

The foreign exchange rate reflected this environment, driving the Company's increase in leverage mainly due to the dollar's appreciation against the real. In this context, in December, Fibria preventively concluded the renegotiation of the debt covenants with its creditors to increase the maximum leverage limits for the periods ending December 31, 2011 and March 31 and June 30, 2012. The renegotiation was concluded satisfactorily in an environment of reciprocity and without a waiver fee.

Fibria’s commitment to financial discipline is characterized in its Governance according to the policies approved by the Management(2) in which the Company discloses its leverage and liquidity targets. Fibria continuously review costs and improve working capital; as can be seen in 4Q11, notably the reduction in investment in working capital and an increase in cash cost of pulp production below inflation. Another important measure was the reduction in capital investments budgeted for 2012. In large part, CAPEX will be allocated to the maintenance of Fibria’s operations. The Company keeps its focus on actions to promote liquidity events through non-core assets. The Três Lagoas industrial expansion project will be defined in the second half of 2012. Pulp production in 2011 was up 3% (130 thousand t) over 2010 due to operating excellence driven by record production at the Aracruz, Três Lagoas and Jacareí units. Pulp sales were up 13% quarter-on-quarter due to increased Asian demand. In the year, sales were up 5%, totaling 5.1 million t, reaching their highest level since the creation of Fibria.

Accumulated synergies captured since Fibria's creation through the close of 2011 totaled approximately R$4.5 billion at net present value, above the Company's goal. Fibria achieved this result by adapting its structure, simplifying procedures and improving operating performance, generating important gains such as increased production and reduced costs with the implementation of the new management model that consolidates the best practices of the two former companies. In 2012, the Company will continue to capture synergies to generate value, reduce further costs and increase productivity. That Fibria has been searching for additional forestry productivity gains and renegotiating supplier’s contracts corroborate its focus on these goals. The methodology and criteria for the calculation of synergies are reviewed by an independent consultant.

(1)	Information regarding the Conpacel and KSR operations was reclassified in the Income Statement under the "Discontinued Operations" line, as per IFRS. For better understanding of the results after the sale of these assets, the analysis in this document was elaborated excluding them, except when otherwise indicated.
(2)	http://fibria.infoinvest.com.br/static/enu/politicas-manuais-regimentos.asp?idioma=enu

4

4Q11 Results

Pro-forma EBITDA (excluding results from Conpacel and KSR in 4Q10) fell quarter-on-quarter and year-on-year primarily as a result of the reduced pulp price in reais and the increased cash cost of goods sold, in turn largely due to foreign exchange effects, volume and destination of sales. It is also important to highlight the impact of constitution of a provision for doubtful accounts in the amount of R$ 15 million, which reduced the EBITDA margin by 1 p.p. Net financial income was negative, but significantly better than in 3Q11 due to the lesser impact of foreign exchange variation in 4Q11. As compared to the positive results of 4Q10, the change was mainly a result of the effect of the real’s appreciation against the dollar in that quarter.

As a result of the performance detailed above, Fibria posted a loss of R$358 million in 4Q11, compared to profits of R$162 million in 4Q10.

Pulp Market

Global economic uncertainties continued through the fourth quarter of 2011 resulting in a less than ideal atmosphere for the pulp and paper markets.

Global Printing & Writing demand was down 2% in November despite continued growth in Asia. Printing & Writing consumption in developed countries did not show signs of improvement in the fourth quarter as advertising budgets remained limited and unemployment high. On the other hand, world tissue demand is expected to have increased 3.1% in 2011, with China driving this growth. China is now the world’s third largest Tissue market, accounting for approximately 16% of world consumption. In 2012, world tissue capacity is expected to increase 5% or 1.7 million t with Asia increasing production by about 41% or 700 thousand t.

Source: PPPC

This scenario directly impacted pulp prices, which fell throughout the second half of 2011.

4Q11 saw strong market pulp performance. Market pulp demand in December reached 4.0 million t, with total demand of 50 million t for the year, up 3.2% or 1.6 million t. Emerging markets drove growth, with Chinese demand up 30% in 2011. Eucalyptus pulp demand was a record 1.6 million tons – 118% of installed capacity in December. With these results, total 2011 demand is expected to have reached 16.8 million t, up 6% or 1.1 million t.

5

4Q11 Results

By the end of December world producers’ inventories closed fell 7 days closing at 33 days, very close to the lower limit of the normal 10-year range of 30 days. Hardwood inventories were practically stable over 2010, when supply was limited due to the earthquake in Chile, effectively shutting down that country’s pulp industry.

Fibria’s 2011 sales reached 5.1 million t, equal to 99% of its installed capacity. Aligned with the Company’s commercial strategy, sales to tissue producers represented 54% of the total, followed by 24% to specialty paper producers and 22% to P&W producers. Fibria’s BEKP market share indicates its strong presence in all regions. Our global market share reached 29% in 2011, being 29% in Europe, 77% in North America, 18% in Asia and 32% in Latin America.

The pulp and paper industry will continue to face challenges in 2012 such as the industry’s cost structure. According to analysts, the cost of approximately 6.0 million t of hardwood market pulp delivered to Europe was above US$500/t at the end of 2011.

Source: Hawkins Wright

2012 is beginning with low pulp supply and no major additional increase expected for the year. Demand should follow its seasonal patterns over the year and additional pulp consumption should be seen as a result of the new paper mills’ ramp up, creating a positive environment for pulp price recovery in 2012.

Production and Sales – Pulp and Paper

				4Q11 vs.	4Q11 vs.			2011 vs.
Production ('000 t)	4Q11	3Q11	4Q10	3Q11	4Q10	2011	2010	2010
Pulp	1,299	1,296	1,330	0%	-2%	5,184	5,054	3%
Paper	-	33	26	-	-	93	115	-19%
Sales Volume ('000 t)
Domestic Market Pulp	133	129	101	3%	32%	508	424	20%
Export Market Pulp	1,275	1,115	1,153	14%	11%	4,633	4,485	3%
Total Pulp	1,408	1,244	1,254	13%	12%	5,141	4,909	5%
Domestic Market Paper	-	31	28	-	-	88	112	-21%
Export Market Paper	-	3	2	-	-	12	8	45%
Total Paper	-	34	30	-	-	100	120	-17%
Total	1,408	1,278	1,284	10%	10%	5,241	5,029	4%

6

4Q11 Results

Fibria’s pulp production reached 1,299 thousand t in 4Q11, compared to 1,296 thousand t in 3Q11 and 1,330 thousand t in 4Q10. Pulp production in 2011 increased 130 thousand t over 2010. The Aracruz, Três Lagoas and Jacareí Units posted record annual production figures. Due to an increase in sales volumes, pulp inventories totaled 746 thousand t (50 days), down 14% over 3Q11 when inventories were at 864 thousand t (58 days). The Company sold 5.1 million t, representing 99% of its production in 2011.

Pulp sales totaled 1,408 thousand t in 4Q11, up 13% quarter-on-quarter and 12% year-on-year due to increased Asian demand. Exports represented 91% of the total pulp sales in the quarter. The sales mix saw highest demand from Europe at 35%, followed by Asia at 31%, North America at 24% and Latin America at 10%. In comparison with the two previous years, sales grew 5% and 8% as compared to 2010 and 2009, respectively, excluding Conpacel, KSR and Guaíba volumes.

Results Analysis

				4Q11 vs.	4Q11 vs.			2011 vs.
Net Revenues (R$ million)	4Q11	3Q11	4Q10	3Q11	4Q10	2011	2010	2010
Domestic Market Pulp	123	122	106	1%	17%	486	413	18%
Export Market Pulp	1,257	1,209	1,330	4%	-5%	4,981	5,364	-7%
Total Pulp	1,380	1,331	1,436	4%	-4%	5,467	5,777	-5%
Domestic Market Paper	-	96	107	-	-	296	426	-30%
Export Market Paper	-	8	6	-	-	28	22	27%
Total Paper	-	104	113	-	-	324	448	-28%
Subtotal Pulp and Paper	1,380	1,435	1,549	-4%	-11%	5,791	6,225	-7%
Portocel	19	14	15	36%	27%	63	58	9%
Total	1,399	1,449	1,564	-4%	-11%	5,854	6,283	-7%

Fibria’s net operating income totaled R$1,399 million in 4Q11, down 4% quarter-on-quarter and 11% year-on-year. Net revenues from pulp was R$1,380 million in 4Q11, up 4% as compared to 3Q11’s R$1,331 million due to the increased sales volume and 10% appreciation of the average dollar, partially offset by the reduction of the average net price in dollar. Year-on-year, net revenue from pulp fell 4% due to the 14% decline in the average net price in reais, partially offset by the 12% increase in pulp sales volume.

The cost of goods sold (COGS) of R$1,340 million was up 3% quarter-on-quarter, mainly due to the higher volumes sold, sales destination (Asia) and dollar's appreciation against the real. Year-on-year, COGS was up 7% due to these factors, in addition to those driving the increase in cash cost mentioned below.

The pulp cash cost of production in 4Q11 was R$443/t, down 8% or R$38/t quarter-on-quarter, mainly due to the reduced impact of downtimes and lesser expenditures with wood, in turn explained by the reduced average forest-mill distance from 190 km in 3Q11 to 178 km in 4Q11 and reduction in third party wood costs (from 11% to 7% of wood supply). As compared to 4Q10, cash cost was up 4% or R$18/t, chiefly as a result of the increased expenses with maintenance and labor due to the annual collective agreement. It should be noted that the annual increase in cash cost was less than the 6.5% inflation in the period, in line with the Company’s budget. The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

7

4Q11 Results

Pulp Cash Cost	R$/t
3Q11	481
Exchange rate	7
Volume	5
Higher consumption of raw materials	3
Higher labor costs (labor agreement)	4
Lower maintanance expenses and improved outcome with utilities	(4)
Wood cost (lower average forest-mill distance and wood from third parties)	(17)
Maintenance downtime	(34)
Others	(2)
4Q11	443

Pulp Cash Cost	R$/t
4Q10	425
Higher maintanance expenses	6
Higher labor costs (labor agreement)	6
Exchange rate	4
Volume	2
Improved outcome with utilities	2
Lower consumption of raw materials (Aracruz Line A revamp, operational optimization)	(4)
Others	2
4Q11	443

Sales expenses totaled R$90 million in 4Q11, up 35% and 45% quarter-on-quarter and year-on-year, respectively. This increase was largely due to the constitution of a provision for doubtful accounts in the amount of R$15 million in 4Q11. Excluding the effects of the provision, the increase would have been 12% and 21%, respectively, due to the increased sales volume and mix.

Administrative expenses totaled R$82 million, up 15% quarter-on-quarter primarily due to increased expenditures with third parties, while remaining stable year-on-year.

Other operating revenues (expenses) posted revenue of R$146 million in 4Q11, as compared to revenue of R$136 million in 3Q11 and expense of R$27 million in 4Q10. This increase was in large part the result of the R$140 million effect of the change in fair value of biological assets as per CPC 29 – Biological Assets. The main driver of this positive variation in the fair value was the increase in the average wood price.

Pro-forma EBITDA (excluding Conpacel and KSR results in 4Q10) totaled R$390 million in 4Q11, down 18% over 3Q11, with margin at 28%, mainly due to the 8% lower average net pulp price in reais, the absence of the Piracicaba Unit and constitution of a provision for doubtful accounts, the last one in the amount of R$ 15 million. Year-on-year, the reduction was due to the 14% decline in the average net pulp price in reais, the absence of the Piracicaba Unit and the increased cash COGS.

8

4Q11 Results

Financial Result

				4Q11 vs.	4Q11 vs.
(R$ million)	4Q11	3Q11	4Q10	3Q11	4Q10
Financial Income (including hedge result)	147	(518)	151	-	-2%
Interest on financial investments	49	40	51	22%	-5%
Hedging*	98	(558)	100	-	-1%
Financial Expenses	(174)	(168)	(169)	3%	3%
Interest - loans and financing (local currency)	(48)	(46)	(46)	3%	3%
Interest - loans and financing (foreign currency)	(126)	(122)	(123)	3%	3%
Monetary and Exchange Variations	(95)	(1,296)	162	-	-
Foreign Exchange Variations - Debt	(98)	(1,446)	142	-	-
Foreign Exchange Variations - Other	3	150	20	-	-
Other Financial Income / Expenses	(20)	(33)	(109)	-	-
Net Financial Result	(142)	(2,015)	35	-	-

 *Marked to market (4Q11: -R$214 million; 3Q11: -R$332 million) added to received and paid adjusts.

Financial revenue from interest on investments was R$49 million, up 22% quarter-on-quarter due to gains on proceeds from the sale of the Piracicaba Unit. The positive R$98 million result of hedge operations was mainly driven by the mark-to-market variation in the period.

Financial expenses with interest on loans and financing totaled R$174 million in 4Q11, up R$6 million quarter-on-quarter mainly as a result of the dollar's 10% average appreciation against the real in the period. The same factors drove the year-on-year variation.

Financial expenses with foreign exchange variation on dollar-denominated debt was R$98 million, down R$1,348 million due to the dollar's 1% appreciation against the real in the end of the period, compared to a 19% appreciation in the previous quarter. Year-on-year, the variation is explained by the dollar’s 1.7% depreciation against the real in that period, for revenue of R$142 million.

Other financial revenue (expense) totaled a R$20 million expense, a R$13 million improvement as compared to 3Q11 due to the reduced estimate of Tax on Financial Operations (IOF) owed on hedge operations. Year-on-year, the R$89 million decline was chiefly due to the adjustment at net present value of debt with former Aracruz shareholders carried out in that quarter.

Mark-to-market of derivatives on December 31, 2011 was negative R$214 million, as compared to a negative mark-to-market value of R$332 million on September 30, 2011 resulting a positive variation of R$118 million. The cash impact of operations that matured in the period was negative R$20 million. Thus, the impact on financial income in the quarter was R$98 million. The table below shows the hedge instruments open position at the close of 4Q11:

9

4Q11 Results

		Notional				Fair Value
in million R$		4Q11		3Q11		4Q11		3Q11
Swaps	Maturity
Receive
Yen Fixed (1)*	jan/14		¥4,755		¥4,755	R$	136	R$	131
US Dollar Libor (2)	jul/14		$228		$252	R$	428	R$	475
Brazilian Real CDI (3)	sep/18	R$	399	R$	405	R$	514	R$	507
Brazilian Real TJLP (4)	jun/17	R$	680	R$	704	R$	611	R$	677
Brazilian Fixed (5)	dec/17	R$	66	R$	70	R$	64	R$	67

Receive Total (a)						R$	1,753	R$	1,856

Pay
US Dollar Fixed (1)	jan/14		$45		$45	R$	(108)	R$	(102)
US Dollar Fixed (2)	jul/14		$228		$252	R$	(439)	R$	(489)
US Dollar Fixed (3)	sep/18		$234		$237	R$	(503)	R$	(506)
US Dollar Fixed (4)	jun/17		$416		$431	R$	(703)	R$	(775)
US Dollar Fixed (5)	dec/17		$42		$44	R$	(73)	R$	(76)

Pay Total (b)						R$	(1,826)	R$	(1,949)
Net (a+b)						R$	(73)	R$	(92)

Forward Contract
Sold Position
NDF (Dólar)	up to 12M		$922		$1,185	R$	(134)	R$	(236)

Forward Total (c)						R$	(134)	R$	(236)

Option
US Dollar Option	oct/17		$162		$45	R$	(7)	R$	(4)

Option Total (d)						R$	(7)	R$	(4)

Net (a+b+c+d)						R$	(214)	R$	(332)

* Parity Japanese Yen x Brazilian Real 4Q11: 0,02411 3Q11: 0,02407

The instruments are used to change the debt currencies to dollar or to fix float rate debts. All the receive legs matches the respective protected debt cash flow. The financial instruments were contracted in accordance with the parameters in the Market Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations.

Net Income

In 4Q11 Fibria posted loss of R$358 million, as compared to loss of R$1,114 million and profit of R$162 million in 3Q11 and 4Q10, respectively. Quarter-on-quarter, the reduction in losses was the result of a better financial result, in turn explained by the dollar’s 1% appreciation against the real over the dollar denominated debt in 4Q11 as compared to 19% in 3Q11. The year-on-year variation was largely driven by the financial result and the decline in net revenue (price effect).

Analyzing income from a cash perspective, which excludes the effects of depreciation, depletion and monetary and foreign exchange variations, among others, there was a reduction in cash earnings over 3Q11 and 4Q10 due to the decline in net revenue mainly as a result of the lower average net pulp price in reais and the absence of Piracicaba Unit. Thus, cash earnings was R$0.9 per share, stable quarter-on-quarter and down 35% year-on-year.

10

 4Q11 Results

The graph below shows the main factors that influenced net income in 4Q11, starting with EBITDA in the period.

Debt

	4Q11	3Q11	4Q10
Total Gross Debt (R$ million)	11,324	11,314	12,022
Gross Debt in R$ (R$ million)	947	905	3,158
Gross Debt in US$ (1) (R$ million)	10,378	10,409	8,865
Average maturity (months)	73	74	74
Short-term portion (%)	10%	9%	17%
Total Cash (2) (R$ million)	1,846	1,772	2,205
Net Debt (R$ million)	9,478	9,542	9,817
Net Debt/EBITDA (x) (3) (R$ million)	4.8	4.2	3.6

(1)Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts

(2)Includes the hedge fair value

(3)The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results in 4Q10

Gross debt on December 31, 2011 was R$11,324 million, stable quarter-on-quarter. Year-on-year, gross debt fell R$698 million or 6% as a result of the effects of the liability management plan and the settlement of the debt with former Aracruz shareholders, partially offset by the dollar's 13% appreciation against the real in the period.

Of the total gross debt, 92% was dollar-denominated. The average cost of bank debt in domestic currency in 4Q11 was 9.1% p.a. and the cost in dollars was 5.5% p.a., stable over 3Q11.

The average maturity of total debt was 73 months in 4Q11, compared to 74 months in 3Q11, while short term debt was at 10% of the total in 4Q11, compared to 9% in 3Q11.

The graph below shows the debt-related transactions in the quarter:

11

4Q11 Results

Of the total R$156 million raised in the period, we highlight:

- Loans from BNDES, at R$116 million, maturing in 2019.

- Advance Against Exchange (AAE) contracts of R$40 million, maturing in 2012.

Of the total R$432 million in amortization and interest payments in the period, we highlight:

- Interest payments on Eurobonds, including with associate companies abroad in the amount of R$143 million;

- Settlement due to maturity of BNDES operations in the amount of R$100 million (amortization and interest);

- Settlement due to maturity of BNDES Exim operations in the amount of R$70 million;

- Early settlement of Export Pre-Payment line in the amount of R$42 million.

The graph below shows the amortization schedule of Fibria’s total debt:

Fibria’s cash position on December 31, 2011 was R$1,846 million, including the negative R$214 million mark-to-market of hedge instruments, 92% of which were applied in public bonds and fixed income assets denominated in domestic currency. The Company’s cash position was 1.6x its short term debt, reinforcing its capacity to more than fulfill its obligations for 2012. Net debt on December 31, 2011 was R$9,478 million. The graph below shows the evolution of the net debt/EBITDA indicator:

12

4Q11 Results

In December of 2011, Fibria renegotiated its covenants in bank debt contracts, applicable to R$2.5 billion or approximately 22% of its total debt. The maximum leverage limits renegotiated for the periods ending December 31, 2011 and March 31 and June 30, 2012 are shown in the table below:

Date	Net Debt/EBITDA (x)*
December/2011	5.50

March/2012	5.50

June/2012	5.25

 * The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel, KSR and Piracicaba

For the subsequent periods, the maximum leverage levels remained unchanged.

CAPEX

(R$ million)	4Q11	3Q11	4Q10(1)	2011
Industrial Expansion	1	11	5	26
Forest Expansion	26	30	13	128
Subtotal Expansion	27	41	18	154
Safety/Environment	22	11	29	62
Forestry Renewal	158	173	144	624
Maintenance, IT, R&D, Modernization	57	87	122	310
Subtotal Maintenance	237	271	295	996
50% Veracel	25	26	18	90
Total Capex	289	338	331	1,240

(1) Does not include the Conpacel Capex of US$24 million in that quarter.

Capital expenditures (CAPEX) totaled R$289 million in the quarter. Quarter-on-quarter, CAPEX fell R$49 million or 15%, chiefly as a result of reduced expenditures with modernization and silviculture. Year-on-year, this reduction is explained by lower investments in modernization and maintenance, mainly because projects such as new bleaching line of Aracruz were concluded. In the year, Fibria’s CAPEX totaled R$1,240 million, 14% lower than the published guidance.

For 2012, the management of the Company approved the capital budget of approximately R$1 billion, mostly committed to the maintenance of the operations.

Working Capital:

The positive change in working capital of R$91 million in 4Q11, compared to negative R$110 million in 3Q11, is primarily due to the result of reduced inventories, as a result of the increased sales volume, in addition to advance of receivables and extended terms for payment to suppliers. Year-on-year, the reduction in inventory balance, in addition to several actions to promote liquidity events explains most of the fluctuation.

13

4Q11 Results

Free cash flow:

(R$ million)	4Q11	3Q11	4Q10	2011
EBITDA	390	476	606	1,964
(-) Capex	(289)	(338)	(331)	(1,240)
(-) Dividends	-	-	-	(264)
(-) Interest (paid)/received	(171)	(65)	(206)	(383)
(-) Income tax	(1)	(0)	(1)	(4)
(+/-) Working Capital	91	(110)	(22)	(178)
Free Cash Flow	20	(37)	46	(105)

Fibria’s free cash flow in 4Q11 totaled R$20 million, compared to negative R$37 million in 3Q11. The change was mainly due to the variation in working capital, as described above. As compared to 4Q10, the decline is largely explained by the decreased EBTIDA in the period.

Capital Market

Equity:

Fibria’s average daily trade volume was approximately 3.5 million, down 5% over the previous quarter. The average daily volume in 4Q11 was US$28 million, down 24% quarter-on-quarter, with US$15 million traded on the BM&FBovespa and US$13 million on the NYSE.

Fixed Income:

14

4Q11 Results

Sustainability

Fibria was included for the third consecutive year on the BM&FBovespa’s Corporate Sustainability Index – ISE, composed of stocks of companies listed on the São Paulo Stock Exchange with high commitments to sustainability and corporate governance.

Fibria was also selected for the second consecutive year as the only company in the wood and paper industry to be included in the Carbon Efficient Index (ICO2). The BM&FBovespa index seeks to promote the adoption of environmental practices focusing on climate change.

Subsequent Events

On January 30, João Adalberto Elek Junior left the position of Company’s Chief Financial and Investors Relations Officer. At the same date, the Company’s Board of Directors appointed Guilherme Cavalcanti as the Company’s Chief Financial and Investors Relations Officer, effective as of February 1st, 2012, being responsible for the Controlling, Investors Relations, Information Technology and Treasury Departments. In 2005, Guilherme Cavalcanti joined Vale as global director for corporate finance until July 2010, when he was appointed as Vale’s Chief Financial (CFO) and Investor Relations Officer. Previously, he worked for companies such as Globo Organizations, Banco UBS/Pactual and Banco Banif/Primus. He holds a Master's degree in Economics from the Pontificia Universidade Católica do Rio de Janeiro.

15

4Q11 Results

Appendix I – Revenues x Volume X Price*

Net Operating Revenues Variation | 4Q11 X 3Q11
	Tonnes		Net Revenue - R$ 000		Price - R$/ton		QoQ%
PRODUCTS	4Q11	3Q11	4Q11	3Q11	4Q11	3Q11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	-	4,278	-	6,776	-	1,584	-	-	-
Coated	-	12,410	-	23,121	-	1,863	-	-	-
Special/Other	-	13,923	-	66,270	-	4,760	-	-	-
Total	-	30,611	-	96,167	-	3,142	-	-	-
Export Market
Uncoated	-	423	-	515	-	1,219	-	-	-
Special/Other	-	2,862	-	7,382	-	2,579	-	-	-
Total	-	3,285	-	7,897	-	2,404	-	-	-
Total Paper	-	33,896	-	104,064	-	3,070	-	-	-
Pulp
Domestic Sales	133,229	128,958	123,461	121,884	927	945	3.3	1.3	(2.0)
Export Market	1,275,101	1,114,723	1,256,954	1,208,962	986	1,085	14.4	4.0	(9.1)
Total	1,408,330	1,243,681	1,380,415	1,330,845	980	1,070	13.2	3.7	(8.4)
Total Domestic Sales	133,229	159,569	123,461	218,051	927	1,366	(16.5)	(43.4)	(32.2)
Total Export Market	1,275,101	1,118,008	1,256,954	1,216,859	986	1,088	14.1	3.3	(9.4)
TOTAL	1,408,330	1,277,577	1,380,415	1,434,910	980	1,123	10.2	(3.8)	(12.7)

Net Operating Revenues Variation | 4Q11 X 4Q10
	Tonnes		Net Revenue - R$ 000		Price -R$/ton		QoQ%
PRODUCTS	4Q11	4Q10	4Q11	4Q10	4Q11	4Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	-	1,524	-	3,171	-	2,081	-	-	-
Coated	-	9,332	-	24,327	-	2,607	-	-	-
Special/Other	-	16,760	-	79,237	-	4,728	-	-	-
Total	-	27,616	-	106,736	-	3,865	-	-	-
Export Market
Uncoated	-	1	-	1	-	1,600	-	-	-
Special/Other	-	2,422	-	6,279	-	2,593	-	-	-
Total	-	2,422	-	6,280	-	2,592	-	-	-
Total Paper	-	30,038	-	113,016	-	3,762	-	-	-
Pulp
Domestic Sales	133,229	101,257	123,461	105,632	927	1,043	31.6	16.9	(11.2)
Export Market	1,275,101	1,153,013	1,256,954	1,330,047	986	1,154	10.6	(5.5)	(14.5)
Total	1,408,330	1,254,270	1,380,415	1,435,679	980	1,145	12.3	(3.8)	(14.4)
Total Domestic Sales	133,229	128,873	123,461	212,367	927	1,648	3.4	(41.9)	(43.8)
Total Export Market	1,275,101	1,155,435	1,256,954	1,336,327	986	1,157	10.4	(5.9)	(14.8)
TOTAL	1,408,330	1,284,308	1,380,415	1,548,695	980	1,206	9.7	(10.9)	(18.7)

Net Operating Revenues Variation | Accumulated 12/31/2011 X 12/31/2010

	Tonnes		Net Revenue - R$ 000		Price -R$/ton		YoY%
PRODUCTS	Jan-Dez/11	Jan-Dez/10	Jan-Dez/11	Jan-Dez/10	Jan-Dez/11	Jan-Dez/10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	12,863	4,588	23,857	8,533	1,855	1,860	180.4	179.6	(0.3)
Coated	31,129	47,081	64,265	118,296	2,064	2,513	(33.9)	(45.7)	(17.8)
Special/Other	44,189	60,379	208,310	299,649	4,714	4,963	(26.8)	(30.5)	(5.0)
Total	88,181	112,048	296,432	426,478	3,362	3,806	(21.3)	(30.5)	(11.7)
Export Market
Uncoated	4,406	1	8,113	1	1,841	-	-	-	-
Special/Other	7,764	8,371	19,577	21,838	2,521	2,609	(7.2)	(10.4)	(3.4)
Total	12,171	8,371	27,690	21,839	2,275	2,609	45.4	26.8	(12.8)
Total Paper	100,352	120,419	324,122	448,317	3,230	3,723	(16.7)	(27.7)	(13.2)
Pulp
Domestic Sales	507,559	424,323	486,248	413,650	958	975	19.6	17.6	(1.7)
Export Market	4,633,402	4,484,497	4,980,569	5,363,816	1,075	1,196	3.3	(7.1)	(10.1)
Total	5,140,961	4,908,821	5,466,818	5,777,466	1,063	1,177	4.7	(5.4)	(9.6)
Total Domestic Sales	595,740	536,371	782,680	840,128	1,314	1,566	11.1	(6.8)	(16.1)
Total Export Market	4,645,573	4,492,869	5,008,259	5,385,655	1,078	1,199	3.4	(7.0)	(10.1)
TOTAL	5,241,313	5,029,240	5,790,940	6,225,783	1,105	1,238	4.2	(7.0)	(10.7)

*Does not include Portocel

16

4Q11 Results

Appendix II – Income Statement

INCOME STATEMENT - Quarters Results
Fibria – Consolidated						R$ million
	4Q11		3Q11		4Q10		QoQ %
	R$	AV%	R$	AV%	R$	AV%	2Q11/1Q11	2Q11/2Q10
Net Revenue	1,399	100%	1,449	100%	1,563	100%	-4%	-11%
Domestic Sales	142	10%	233	16%	230	15%	-39%	-38%
Export Sales	1,257	90%	1,217	84%	1,333	85%	3%	-6%
Cost of sales	(1,340)	-96%	(1,308)	-90%	(1,252)	-80%	3%	7%
Cost related to production	(1,325)	-95%	(1,301)	-90%	(1,224)	-78%	2%	8%
Accruals for losses on ICMS credits	(16)	-1%	(6)	0%	(28)	-2%	144%	-44%
Operating Profit	58	4%	142	10%	311	20%	-59%	-81%
Selling and marketing	(90)	-6%	(67)	-5%	(62)	-4%	35%	45%
General and administrative	(82)	-6%	(71)	-5%	(83)	-5%	15%	-2%
Financial Result	(142)	-10%	(2,015)	-139%	35	2%	-93%	-503%
Equity	0	0%	(0)	0%	(0)	0%	0%	-135%
Other operating (expenses) income	146	10%	136	9%	(27)	-2%	8%	-651%
Operating Income	(110)	-8%	(1,875)	-129%	174	11%	-94%	-163%
Current Income taxes expenses	(6)	0%	1	0%	(14)	-1%	-560%	-59%
Deffered Income taxes expenses	(242)	-17%	760	52%	(44)	-3%
Discontinued operations
Net income (loss) from discontinued operations					61
Financial Result					8
Income tax/Social contribution					(23)
Net Income (Loss)	(358)	-26%	(1,114)	-77%	162	10%	-68%	-321%
Net Income (Loss) attributable to controlling equity interest	(360)	-26%	(1,115)	-77%	160	10%	-68%	-325%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	1	0%	2	0%	101%	31%
Depreciation, amortization and depletion	494	35%	475	33%	458	29%	4%	8%
EBITDA	527	38%	615	42%	658		-14%	-20%
Fair Value of Biological Assets	(140)	-10%			9	1%
Fixed Assets disposals	(12)	-1%	(1)	0%	3	0%	1519%	-509%
Accruals for losses on ICMS credits	16	1%	6	0%	28	2%	144%	-44%
Assets Disposals Result	-	0%	(176)	-12%	(33)	-2%
Accrual for possible loan losses	-		31	2%
EBITDA adjusted	390	28%	476	33%	665	38%	-18%	-41%

Profit from discontinued operations					(59)

EBITDA Proforma (*)	390	28%	476	33%	606	39%

(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (4Q10: R$ 1,769 million)

INCOME STATEMENT - Accumulated Results
Fibria – Consolidated	R$ Million
	2011		2010
	R$	AV%	R$	AV%
Net Revenue	5,854	100%	6,283	100%
Domestic Sales	844	14%	901	14%
Export Sales	5,011	86%	5,382	86%
Cost of sales	(5,124)	-88%	(4,695)	-75%
Cost related to production	(5,065)	-87%	(4,584)	-73%
Accruals for losses on ICMS credits	(59)	-1%	(111)	-2%
Operating Profit	730	12%	1,589	25%
Selling and marketing	(295)	-5%	(281)	-4%
General and administrative	(310)	-5%	(312)	-5%
Financial Result	(1,869)	-32%	(364)	-6%
Equity	(0)	0%	(7)	0%
Other operating (expenses) income	253	4%	(7)	0%
Operating Income	(1,491)	-25%	616	10%
Current Income taxes expenses	68	1%	60	1%
Deffered Income taxes expenses	314	5%	(147)	-2%
Discontinued operations
Net income (loss) from discontinued operations	365		113
Financial Result	-		0
Income tax/Social contribution	(124)		(38)
Net Income (Loss)	(868)	-15%	603	10%
Net Income (Loss) attributable to controlling equity interest	(872)	-15%	599	10%
Net Income (Loss) attributable to non-controlling equity interest	5	0%	5	0%
Depreciation, amortization and depletion	1,839	31%	1,616	26%
EBITDA	2,582		2,717
Accrual for doubtful accounts	31		16	0%
Fair Value of Biological Assets	(146)	-2%	(101)	-2%
Fixed Assets disposals	(21)	0%	(2)	0%
Accruals for losses on ICMS credits	59	1%	111	2%
Assets Disposals Result	(533)	-9%	9	0%
Settlement of Pension Plan - ARUS	9	0%		0%
EBITDA adjusted	1,981	33%	2,749	39%

Profit from discontinued operations	(17)		(223)

EBITDA Pro forma (*)	1,964	34%	2,526	40%

(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (2011: R$5,920 million and 2010: R$7,050 million)

17

4Q11 Results

Appendix III – Balance Sheet

Balance Sheet
			R$ million

ASSETS	DEC/11	SEP/11	DEC/10

CURRENT ASSETS	5,264	5,467	5,899
Cash and cash equivalents	382	319	431
Securities	1,678	1,784	1,641
Derivative instruments	-	-	81
Trade Accounts Receivable, net	945	1,006	1,138
Inventories	1,179	1,292	1,014
Recoverable taxes	328	308	282
Assets avaiable for sale	644	621	1,196
Others	108	136	115
NON-CURRENT ASSETS	2,667	2,807	2,930
Derivative instruments	-	-	52
Deferred income taxes	992	1,209	1,332
Recoverable taxes	677	638	591
Fostered advance	761	716	693
Others	238	244	261
Investments	8	8	8
Property, plant & equipment , net	11,841	11,992	12,979
Biological assets	3,264	3,183	3,551
Intangible assets	4,809	4,834	4,906
TOTAL ASSETS	27,854	28,290	30,274

LIABILITIES	DEZ/11	SET/11	DEZ/10

CURRENT LIABILITIES	1,926	1,950	3,192
Short-term debt	1,092	989	624
Trade Accounts Payable	374	355	424
Payroll and related charges	134	142	122
Tax Liability	53	63	63
Derivative instruments	129	262	-
Dividends and Interest attributable to capital payable	2	-	266
Stock acquisition payable	-	-	1,441
Liabilities of assets held for sale	-	-	96
Others	142	139	156
NON-CURRENT LIABILITIES	11,388	11,443	11,677
Long-term debt	10,232	10,325	9,958
Accrued liabilities for legal proceedings	102	121	265
Deferred income taxes , net	740	690	1,222
Tax Liability	77	75	75
Derivative instruments	85	70	-
Others	153	161	156
Minority interest	29	28	23
SHAREHOLDERS' EQUITY	14,511	14,870	15,381
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	-	-	9
Statutory Reserve	4,520	4,879	5,382
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
TOTAL LIABILITIES	27,854	28,290	30,274

18

4Q11 Results

Appendix IV – Cash Flow

Cash Flow Statement (R$ million)	4Q11	3Q11	4Q10	2011	2010

NET INCOME (LOSS) BEFORE INCOME TAXES	(110)	(1,875)	243	(1,126)	729
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	494	475	458	1,839	1,617
(+) Wood depletion from forested operations	7	13	18	45	50
(+) Foreign exchange and unrealized (gains) losses, net	95	1,296	(162)	936	(302)
(+) Fair value of financial instruments	(98)	558	(100)	277	(152)
(+) Equity				0	7
(+) GaIn on disposal of investments	-	(176)	-	(533)	-
(+) Fair value of Biological Assets (CPC 29)	(140)	-	(24)	(146)	(92)
(+) Gain (loss) on disposal of Property, Plant and Equipment	(16)	(4)	5	(25)	17
(+) Debt present value adjustment - shares acquisition	-	(0)	48	41	290
(+) Accrued liabilities for legal proceedings and others	51	37	26	125	53
(+) Interest on loan accrual	174	168	169	660	743
(+) Interest on Securities	(49)	(40)	(55)	(179)	(199)

Changes in operating assets:
Trade accounts receivable	40	5	(128)	161	(354)
Inventories	78	(44)	(8)	(148)	(108)
Recoverable taxes	(56)	(49)	(24)	(177)	(104)
Advance to suppliers and others	36	10	(35)	63	28

Changes in operating liabilities:
Trade Accounts Payable	18	(19)	104	6	82
Taxes on income and other taxes	(14)	(9)	(14)	(26)	7
Payroll, profit sharing and related charges	(8)	28	(3)	22	6
Others	(2)	(33)	78	(79)	(3)

Net cash provided by operating activities
Interest received from Securities	28	43	19	199	121
Interest paid on loans	(198)	(108)	(225)	(582)	(722)
Taxes on income and other taxes paid	(1)	(0)	(1)	(4)	(16)

CASH FLOW FROM OPERATING ACTIVITIES	328	278	389	1,348	1,696
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	-	(626)		(1,482)	(2,533)
Property, Plant and Equipment Acquisition	(289)	(338)	(355)	(1,240)	(1,066)
Advance for wood acquisition from forested operations	(51)	(88)		(176)
Securities	127	144	39	(57)	1,755
Revenues on Property, Plant and Equipment Sales	42	4	12	82	20
Settlement of financial instruments	(20)	(17)	27	70	24
Revenue on disposal of investments	-	567	-	2,076	-
Others	1	(1)	(15)	(1)	(18)

CASH FLOW FROM INVESTING ACTIVITIES	(190)	(355)	(292)	(728)	(1,818)
Financing activities
Loans
Borrowings	156	134	271	2,707	6,292
Borrowings payment - Principal	(234)	(137)	(400)	(3,110)	(6,342)
Settled Dividends	0	10	-	(264)
Others				17	(10)

CASH FLOW FROM FINANCING ACTIVITIES	(78)	7	(129)	(649)	(61)

Exchange variation effect on cash and cash equivalents	3	33	(17)	(21)	(31)
Net increase (decrease) in cash and cash equivalents	63	(37)	(46)	(50)	(214)
Cash and cash equivalent at beginning of period	319	356	480	431	645
Cash and cash equivalent at end of period	382	319	431	382	431

19

4Q11 Results

Appendix V – Economic and Operating Data

								4Q11 vs.	4Q11	3Q11 vs.	4Q10 vs.	2011 vs.
Exchange Rate (R$/US$)	4Q11	3Q11	2Q11	4Q10	3Q10	2011	2010	3Q11	vs.4Q10	2Q11	3Q10	2010
Closing	1.8758	1.8544	1.5611	1.6662	1.6942	1.8758	1.6662	1.2%	12.6%	18.8%	-1.7%	12.6%
Average	1.7999	1.6360	1.5954	1.6972	1.7493	1.6746	1.7608	10.0%	6.1%	2.5%	-3.0%	-4.9%

				4Q11 vs.	4Q11 vs.			2011 vs.
Pulp sales distribution, by region	4Q11	3Q11	4Q10	3Q11	4Q10	2011	2010	2010
Europe	35%	41%	38%	-6 p.p.	-3 p.p.	42%	39%	3 p.p.
North America	24%	29%	30%	-5 p.p.	-6 p.p.	25%	28%	-3 p.p.
Asia	31%	20%	23%	11 p.p.	8 p.p.	23%	22%	1 p.p.
Brazil / Others	10%	10%	9%	0 p.p.	1 p.p.	10%	11%	-1 p.p.

Pulp list price per region (US$/t)	dez/11	nov/11	out/11	set/11	ago/11	jul/11	jun/11	mai/11	abr/11	mar/11	fev/11	jan/11
América do Norte	750	750	760	900	900	900	930	930	930	900	900	900
Europa	730	720	730	820	820	850	880	880	880	850	850	850
Ásia*	580	600	600	730	730	730	780	780	780	750	750	750

*List price announced for december/2011 equivalent to net price.

Financial Indicators	4Q11	3Q11	2Q11	4Q10	3Q10	2Q10
Net Debt / Adjusted EBITDA (LTM**)	4.8	4.2	3.2	3.6	3.9	4.7
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.4	0.4	0.5
Cash + EBITDA (LTM*) / Short-term Debt	3.6	3.6	3.4	2.4	2.0	2.2

**LTM: Last twelve months

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 2, 2012	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO